Brain Game LS Inc.
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 148,677	$ 102,214
Accounts Receivable	695,896	772,457
Total current assets	844,573	874,671
Real Estate	509,759	509,759
Total fixed assets	509,759	509,759
Total assets	$ 1,354,332	$ 1,384,430
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accrued interest payable	459	-
Accounts Payable	36,550	41,333
Total current liabilities	37,009	41,333
Notes Payable	715,000	786,022
Convertible Note NATASHA SEAY	310,000	310,000
Convertible Note DWAYNE SAMUELS	200,000	200,000
Total long-term liabilities	1,225,000	1,296,022
Total liabilities	1,262,009	1,337,355
Commitments and contingencies	-	-
Class A Common Stock, par value $0.00001; 2,000,000 shares authorized, 0 issued and outstanding	-	-
Common B Common Stock, par value $0.00001; 2,000,000 shares authorized, 850,000 issued at and outstanding	9	-
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized 0 shares issued and outstanding	-	-
Paid-in-capital	1,699,991	-
Retained deficit	(1,607,677)	47,075
Total shareholders' equity	92,323	47,075

Total liabilities and shareholders' equity	$ 1,354,332	$ 1,384,430